SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibits Number
1.1	Announcement with respect to Re-designation of Director, and List of Directors and their Roles and Functions, dated August 13, 2020
1.2	Announcement with respect to 2020 Interim Results, dated August 13, 2020
1.3	Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2020 Interim Dividend, dated August 13, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

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•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 13, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer
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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RE-DESIGNATION OF DIRECTOR

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 11 May 2020 in relation to the appointment of Mr. Dong Xin as a Director and President of China Mobile Communications Group Co., Ltd. (“CMCC”), the Company’s ultimate controlling shareholder.

The Board of Directors (the “Board”) of the Company is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Dong Xin has been appointed as the Chief Executive Officer of the Company with effect from 13 August 2020. Following such appointment, Mr. Dong Xin serves as an Executive Director and the Chief Executive Officer of the Company.

Mr. Dong, age 54, joined the Board in March 2017. Mr. Dong is also a Director and President of CMCC and a Director and President of China Mobile Communication Co., Ltd. In May 2018, Mr. Dong was appointed as a Non-Executive Director of China Tower Corporation Limited (listed in Hong Kong). Mr. Dong formerly served as a deputy director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, director general of the Finance Department and Planning and Construction Department of CMCC, chairman and president of Hainan Mobile, Henan Mobile and Beijing Mobile, Vice President and Chief Accountant of CMCC. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a Doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of extensive experience in the operation and management of the telecommunications industry and in financial management.

The Company has not entered into any service contract with Mr. Dong which provides for a specified length of service. Mr. Dong will continue to be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, Mr. Dong will continue to receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Dong has been determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Dong has voluntarily waived his annual director’s fee of HK$180,000.

Save as disclosed above, Mr. Dong does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Dong does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Dong that needs to be brought to the attention of the shareholders of the Company.

Following such appointment, Mr. Dong Xin has ceased to serve as the Chief Financial Officer of the Company. The Company is in the course of identifying suitable candidates for the position of the Chief Financial Officer. During the interim period, Mr. Huang Jie, being the general manager of the Company’s finance department, will temporarily assume and perform the responsibilities and duties of the Chief Financial Officer.

The Board firmly believes that the appointment of Mr. Dong as the Chief Executive Officer of the Company will be conducive to the further reinforcement of the Company’s development based on its existing solid foundation.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 13 August 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. YANG Jie

(Executive Director & Chairman)

Mr. DONG Xin

  (Executive Director & Chief Executive Officer)

  Mr. WANG Yuhang

(Executive Director)

Independent Non-Executive Directors

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Dr. YANG Qiang

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Dr. YANG Qiang

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Stephen YIU Kin Wah

Hong Kong, 13 August 2020

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 INTERIM RESULTS

•Operating revenue was RMB389.9 billion, up by 0.1%, of which revenue from telecommunications services was RMB358.2 billion, up by 1.9%

•EBITDA[1] was RMB145.7 billion, down by 3.6%

•Profit attributable to equity shareholders was RMB55.8 billion, down by 0.5%

•Total number of mobile customers was 947 million

•Total number of wireline broadband customers was 197 million, representing a net addition of 10.08 million

•Payment of an interim dividend of HK$1.53 per share was declared

CHAIRMAN’S STATEMENT

Dear Shareholders,

At present, the world is experiencing a global health crisis. Although COVID-19 has come under control in China, it has created serious repercussions for economic and social development. Yet, we believe that crisis and opportunity always appear at the same time. The actions taken as a response to COVID-19 will catalyze and accelerate a new round of technological revolution and industrial transformation, that will further the digitalization of both the economy and society.

As a responsible corporate citizen, we have been actively participating in COVID-19 prevention and control in all sectors of society, as well as taking practical actions to facilitate the resumption of work and production to support the government, customers, up- and down-stream supply chain partners and our employees. Making full use of our information technology advantages in areas including 5G, cloud computing and big data, we are committed to providing reliable communications, maintaining service continuity and taking comprehensive prevention and control measures in the fight against COVID-19. As we navigate this challenge, our confidence in the ability to build a better digital future is further cemented.

____________________

1 EBITDA = profit from operations + depreciation and amortization

So far in 2020, we have adhered to our development strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, working hard to expand our business from communication services to information services and to shift our business focus from mobile market to the more encompassing CHBN “four growth engines”: the “customer” (C), “home” (H), “business” (B) and “new” (N) markets. We have also adopted a new development approach focusing on innovation-driven business transformation and upgrade instead of traditional growth drivers that rely on factors of resources. We attach great importance to customer interaction and trust, deepening our collaboration with all parties to achieve win-win situations within the industry and promoting long-term sustainable development of the Company. Our growth has only been made possible by the support of all shareholders, customers and members of the general public, as well as the dedication and relentless efforts of China Mobile employees at all levels.

Interim Results 2020

The unexpected occurrence of COVID-19 in the first half of 2020 not only created an enormous impact on the economy and society but also cast a pall over our operations. It has nevertheless given rise to a surge in demand for informatization in every industry sector and created new growth opportunities for the Company. China is actively promoting the construction of new infrastructure and is undergoing further integration of information communication technologies into every aspect of the economy, society and people’s livelihood. These developments have led to the acceleration of digitalisation of the economy and society. Meanwhile, competition and cooperation from both inside and outside of the industry, alongside the progressively clearer trend of industry convergence, have conspired to create an increasingly complex and volatile business development landscape which requires us to take our operations to the next level. Whilst this has been a time to face up to difficulties and challenges, we have spared no effort in seeking opportunities from the crisis and turning negatives into positives. In fact, our overall operating results have remained stable.

In the first half of 2020, we recorded operating revenue of RMB389.9 billion, an increase of 0.1% year-on-year. Of this, telecommunications services revenue reached RMB358.2 billion, up by 1.9% compared with the same period last year. We posted EBITDA of RMB145.7 billion, down by 3.6% compared with the first half of 2019. This represents an EBITDA margin of 37.4%, or a decrease of 1.4 percentage points year-on-year. Profit attributable to equity shareholders reached RMB55.8 billion, or RMB2.72 per share, marking a 0.5% year-on-year decline. These results reflect our leading position in profitability among top-tier global telecommunications operators.

We are steadfast in our goal of consistently creating value for shareholders. In order to create higher returns for our shareholders who should benefit from our operating gains, the Company has decided to pay HK$1.53 per share for the 2020 interim dividend.

Advancing the Coordinated Development of CHBN Markets

In response to the changes brought by the accelerating digital transformation of the economy and society, we have spearheaded and expedited the coordinated development of the CHBN “four growth engines”. Our intention was to seize opportunities arising from the penetration of new-generation information technology into various fields of the economy and society. Fully leveraging 5G, cloud computing, AI (artificial intelligence) and data centers, we aimed to better satisfy demands for the transformation of the economy and society, as well as meet people’s needs for a more fulfilling digital life. Our next step is to focus on strengthening and upgrading our existing businesses, exploring new areas for growth, optimizing revenue structure and achieving high-quality growth.

With regard to the “customer” market, as the leading operator in terms of the number of mobile users, we actively promoted rational industry competition with a returning focus on value. We stepped up efforts to improve our own network services and brand operations, striving to build competitive advantages that truly differentiate us. By revamping our customer value operating system, we have strengthened customer development using cases, promoted value uplift based on business scale and fostered innovative practices on brands and customer interest management, which further increased the value that could be driven from existing customers. Fully leveraging our leading role in 5G, we have placed a focus on tariff plans and devices, taken steps to encourage customers to subscribe to our 5G packages using 5G devices, accelerated 5G migration and promoted the development of 5G with an emphasis on both quantity and quality. As of the end of June 2020, we recorded a total of 947 million mobile customers. Of this, the numbers of 4G customers and 5G package customers reached 760 million and 70.20 million respectively. In the first half of the year, although our mobile ARPU (average revenue per user per month) went down by 3.7% year-on-year to RMB50.3, the decline rate was further flattened. Our DOU (average handset data traffic per user per month) rose by 39.7% to 8.6 GB.

Within the “home” market, we are shifting from leading in scale to leading in smart home operations. We firmly believe network quality and customer service is fundamental to this area and will spare no effort to improve them. Firstly, we adhered to leading in gigabit broadband and building a broadband network to enhance the quality of our household network. Secondly, we carried out end-to-end quality optimization initiatives to raise the level of our one-stop service offerings including installation, maintenance, operation and customer service. Thirdly, we placed great emphasis on capitalizing value, striving to optimize smart home operations in order to generate more value for our customers. Centering on our goals of building smart connection over the entire network and realizing home intelligence and family sharing, we worked to strengthen the value we provide through connection and promote the growth of different smart home businesses, such as “Mobaihe” (a set-top box that provides high-definition video-on-demand service), smart home network deployment, home security and smart voice remote controls. In the first half of 2020, our household broadband customers drew a net increase of 8.95 million and reached 181 million. Among them, “Mobaihe” registered a total of 130 million customers, representing a penetration rate of 72.1%. Meanwhile, household broadband blended ARPU continued to increase and reached RMB35.4, representing a year-on-year increase of 1.0%.

We view the “business” market as a “blue ocean”– the main driver of our revenue growth. We persistently promoted the development of “Network + Cloud + DICT” information services especially for key business areas including smart cities, smart transportation and industrial Internet. Our “Leading in 5G” thematic campaign formed part of our efforts to promote 5G demo industry applications and build up our 5G capabilities. Specifically, we have created more than 100 industry-leading group-level demo projects and more than 1,400 province-level feature projects, and these projects have gradually gained traction following our promotion efforts in 15 industry segments. Our implementation of “Cloud business: going all out to win” thematic campaign was another example reflecting our determination to expedite deployment of cloud resources. To enrich our product portfolio, we have adopted a dual approach that utilizes internal product research and development capability and introduces products from external parties. In the first half of 2020, mobile cloud revenue reached RMB4.46 billion, leapt by 556.4% year-on-year. At the same time, we have extended reforms of corporate market operations, putting an emphasis on customer demands while bettering our product R&D system and service support system. In the first half of the year, our number of corporate clients reached 11.29 million, a net increase of 1.01 million from the end of 2019; revenue from DICT including IDC, ICT, mobile cloud and other corporate applications and information services reached RMB20.9 billion, up by 55.3% year-on-year.

The four major areas of our “new market” including international business, equity investment, digital content and financial technology are important vehicles supporting the transformation and upgrade of the Company. Our approach is to drive the development of international business and further expand our operations across the globe with the dual engines of “investment + business”. In the first half of this year, international business revenue reached RMB5.65 billion, an increase of 26.1% year-on-year. Equity investment is an important means for us to increase capital efficiency and our principle is to increase value contribution, construct ecology and unleash synergy with our operations through making investments. We endeavored to improve the investment platform for mergers and acquisitions, equity participation and venture capital. We further improved the “direct investment + fund” collaboration model and expected to play a more important role in areas such as 5G, cloud computing, digital content, ICT, security services and business internationalization. We continued to explore content services and Internet finance so as to cultivate high-quality Internet products and continuously increase market influence. In the first half of the year, the monthly active users of the MIGU video platform increased by 114.8% year-on-year, the users of video connecting tones exceeded 100 million, and the number of monthly active users of “and-Wallet” increased by 92.2% year-on-year.

Accelerating 5G Development through the Full Implementation of the “5G+” Plans

The construction of new infrastructure driven by the move to 5G is leading the digitalization, intelligent upgrade and integrated innovation of China’s economy and society.

As of the end of June 2020, China Mobile has accumulatively deployed and put in use 188,000 5G base stations in over 50 cities in China to provide commercialized 5G services. We have successfully connected 5G on Mount Everest and in deep mines, offering reliable communications services for elevation measurement at Mount Everest and smart management in coal mines. In the area of 5G standardization, we actively played a role in the timely announcement of R16, an international standard that fully supports 5G application scenarios, in order to accelerate the maturity of SA (Standalone) standard. We also worked to speed up the construction of the 5G SA core network to lay a foundation for achieving the scale commercialization of SA within this year. In the first half of 2020, CMCC, our Parent Company, signed a collaborative framework agreement in relation to 5G co-construction and sharing with China Broadcasting Network Corporation Limited. We are hopeful that both parties will further detail their arrangements in areas such as joint construction, opening up and sharing, as well as content channels in order to achieve mutually beneficial results.

While endorsing 5G network construction, we also put an increased focus on accelerating the promotion of 5G applications. In order to meet the needs of the mass market, we launched feature services such as ultra-high definition live broadcasts, cloud-based games and cloud VR solutions which are intended to be exciting and engaging, as well as providing the highest quality information and telecommunications services for our customers. We have also released a 5G messaging white paper which explores a new business model, messaging ecosystem and traffic entry for 5G applications. On-site pilot tests on 5G messaging services are currently underway in certain areas. In the vertical market, we have launched various 5G demo applications for 15 core segments, including smart factory, smart power grid, smart steel, smart port and smart mine. Meanwhile, we have nurtured 5G generic competencies applicable to various industry sectors and expedited the construction of 5G platforms especially for nine major vertical sectors including OneCity smart city and industrial Internet. We have initially completed the design of dedicated 5G network products and launched a thematic campaign which sets sail for the development of 5G modules.

In this exceptional period of COVID-19 prevention and control, the norms of working and living have been significantly disrupted. The use of information technology has become crucial as people turn to high-quality alternative solutions with 5G at the forefront of this trend. 5G remote medical services have made “face-to-face” treatment possible despite being miles apart. 5G online education has enabled classes to resume and students to continue learning during school closures, 5G smart factory has enabled unmanned production or helped minimize the number of operating personnel required. Other applications, such as the 5G thermal imagery temperature measurement system, 5G self-driving logistics vehicles and 5G remote operation and control, have all played an important role in enabling the resumption of work and production. We also witnessed rapid adoption in areas including cloud office, cloud videos and cloud commerce. As the major builder, advocator and provider of 5G applications, we recognize the enormous potential and infinite possibilities presented by 5G in spurring a new smart era of the digital economy. We will continue to serve the public and strengthen our leading position by further implementing our “5G+” plans, integrating 5G into every industry and every walk of life.

Promoting Convergence, Integration and Digitization to Refresh Business Transformation and Upgrade

In light of rapid economic and social transformation and a fast-changing competitive landscape, the inevitable process of change and adjustment may be painful in the short term but is conducive to the long-term sustainable development of the Company. With the focus on the three elements of “convergence, integration and digitization”, we made a timely adjustment to our business model and moved the focus to establishing a scale-based and value-oriented operating system that would support our on-going transformation and maintain our sustainable growth.

We extended our scale by fully embracing convergence. The Company stepped up efforts to converge data access, applications and customer interests in our operations while unleashing the potential of synergies between household and consumer, as well as the corporate and consumer markets. By expanding the scope of our partnerships with leading Internet companies in terms of content, customer interests, brands and channels, we have managed to focus more on the integrated marketing of our fundamental businesses. Together with our efforts to enhance our “Mobile Number Portability” service, our customer base was strengthened. At the same time, we have accurately captured the opportunities arising from the development of cloud native technologies and pushed ahead with the convergence of cloud and network, cloud and intelligence, cloud and edge, and cloud and big data to build out our distinctive competitive advantage in providing mobile cloud services.

We managed to achieve significant advantages through integration. We have accelerated channel integration and strengthened online and offline collaboration, enhancing the operating functions and coordination of our own digital channels. By establishing an integrated, intelligent and efficient operations system and building out scenario-based mid-end customer platforms, we have effectively unleashed cross-channel synergy. These efforts have also enabled us to offer full communications services, deliver comprehensive customer care and achieve full channel integration, thus raising market operations efficiency. In the first half of 2020, the proportion of transactions conducted by online channels has reached 61.7%, an increase of 2.9 percentage points from 2019. Focusing on 5G development, household deployment, corporate business retention and expansion as well as product operations, we extended the applications of data integration and offered our big data capabilities to build up more detailed profiling and understanding of the life cycles of our “customer”, “home” and “business” markets.

We enhanced our efficiency through digitization. We continued to construct our smart mid-end AaaS (Analytics as a Service) platform, standardize our business processes while developing three major mid-end platforms covering “business+ data+ technology”. By doing so, we hope to comprehensively build up our capabilities, support business operations and empower smart development. Further, we have built a proprietary “Jiutian” AI Platform and through “self-developed R&D and industry collaboration”, we managed to consolidate more than 60 core AI technologies by leveraging the advantages from the use of divergent case scenarios. We also moved “Jiutian” up the value scale through more applications in areas such as network, service, marketing, management and security.

Boosting Capability, Collaboration and Organizational Vitality to Generate New Momentum toward Reform and Innovation

To maximize the benefits of our value-driven operating system, built on the principles of convergence, integration and digitization, we are committed to promoting the effective coordination of our organizational structure, operating mechanisms and strategies to realize long-term dynamic matching. To this end, we continued to optimize our effective and synergetic operating system and promote our capability, collaboration and organizational vitality to further unleash potential.

Our core capability continued to grow. We remained steadfast in strengthening our five major capabilities of network support, sales services, product innovation, operations management and strategy execution. Regarding network construction, we have constructed and operated 4.72 million base stations as of the end of June 2020. We have taken measures tailored to support our gigabit broadband network, and 97% of the OLT (Optical Line Terminal) facilities in the urban areas of cities at prefectural-level and above were equipped with the capabilities needed for the rapid expansion of our gigabit broadband business. We also accelerated the construction of mobile cloud infrastructure and further optimized our IT cloud resources. With our “3+3+X” data center layout (3 hotspot regional centers, 3 cross-province centers and various province-level centers and business nodes) taking shape, the capacity of our data centers has continued to increase. We also made progress in the development of network cloudification and virtualization, further promoting the gradual scale commercialization of NFV (Network Function Virtualization). Considering customer service, we continued to improve our “all-dimension”, “all-process” and “all-member” service system and by enhancing and upgrading our three flagship brands, “GoTone”, “M-Zone” and “Easyown”, we were able to better satisfy the needs of different customer segments. We also launched an intelligent upgrade to our “10086” customer service platform and improved our network and information security mechanisms. These efforts all contributed to a continuous increase in our customer satisfaction. In terms of product innovation, we have established a work mechanism driven by a product management committee and devised a comprehensive product management system covering CHBN products. We promoted product research and development and advance product development with a dual focus on self-developed R&D and industry collaboration, while enhancing product full-life cycle management and speeding up the development of the flagship products related to information consumption. In respect of strategy execution and operations management, to address the strategic needs of the Company and further increase execution ability and efficiency, we have adhered to our strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, comprehensively launched reforms to market and network operations systems and accelerated the establishment of a three-tier corporate business support system.

We continued to enhance development driven by collaboration. Focusing on multiple business areas, including 5G, cloud computing, AI, smart home and vertical markets, we built strategic collaborations with large-scale enterprises and groups to proactively complement our partners’ advantages and resources. Moreover, we continued to nurture our strategic partnerships with local governments to expedite the construction and deployment of new infrastructure. By promoting the in-depth integration of new-generation information technology with the real economy, we are committed to promoting the construction of smart cities. In addition, we advanced the expansion of our 5G “Circle of Friends” and launched the “Joint Innovation Plus” initiative to promote collaborative research and development. Through our 5G Innovation Centre and 5G Industry Digital Alliance, we attracted more than 2,100 partners. We also launched an initiative aiming at introducing a RMB10 billion ecosystem and put forward a plan sharing the incremental revenue from selected businesses with a scale of RMB10 billion, as a way of encouraging the transformation of the industry chain by fully unleashing the power of capital and funds. Internally, following our reform direction of setting up a structure that fully equips headquarters to command, the regions to compete and the specialized businesses to provide supporting services, we have further refined our operations mechanism and implemented a differentiating system of appraisal and resource allocation. These efforts ensured strong centralised management from the headquarters and created strong synergetic dynamics between the regions and specialized businesses.

We boosted organizational vitality effectively. To deepen the reform of our mechanisms, we offered 306 million share options to 9,914 backbone management members and core talents. This offering is a reflection of our commitment to building a refined mid- to long-term incentive scheme that will nurture a culture of shared interests and risks. We offered project-based incentives for the corporate business and initiated incentive projects and contracts targeting business areas such as 5G and AICDE (AI, IOT, Cloud computing, Big Data and Edge Computing). In addition, we established a T-H-T (“Ten-Hundred-Thousand”) technical expert system, recruiting 10 group-level “chief experts” during the first phase. We also implemented all-round grid reforms, where each grid fulfills overall responsibilities of CHBN market development, customer relationship maintenance and general services. We optimized our inverted pyramid support structure and mechanism where back offices render support to the frontline. With responsibilities, authorities and benefits all more effectively aligned, we motivated frontline staff members and delegated more authority to our base-level employees.

Corporate Governance and Sustainable Development

The Company is committed to upholding the principles of integrity, transparency, openness and efficiency, and strives to remain in full compliance with all applicable listing rules to ensure sound corporate governance. We remained committed to the diversity of our Board membership and introduced further improvements to our governance structure and decision-making mechanisms. Adhering to the Company’s compliance philosophy – “abide by the law, follow the rules, observe commitments and uphold integrity” – we further improved our compliance management structure and enhanced our compliance management capabilities. By optimizing our risk management and internal control system, we sought to increase our risk prediction capability and achieve a more effective risk oversight.

At the same time, we placed great emphasis on the sustainable development of the Company. Fulfilling social responsibilities is an integral part of our strategy of becoming a world-class enterprise by building a dynamic “Powerhouse” and by upholding our corporate responsibility philosophy – “with perfect sincerity and integrity, we will strive to fulfill our responsibilities of economy, society and environment” – we remained committed to fulfilling our product-related and operational responsibilities with honesty and integrity. Based on our competitive advantages and expertise, we made all efforts to empower stakeholders to jointly create social value. Meanwhile, we worked to help more people obtain fair development opportunities and promoted the harmonious co-existence between humankind and nature.

Reflecting our commitment to meet peoples’ demands for a better digital life, we have and will continue to implement regular COVID-19 prevention and control measures and continue to actively work on poverty alleviation and ecological protection initiatives, among other areas.

Future Outlook

China is currently accelerating the construction of new infrastructure such as 5G network and data centers, and promoting in-depth integration of information communication technologies into the economy, society and people’s livelihood. These developments have turned out to be a catalyst in accelerating economic and social transformation, shaping a new landscape of “five verticals and three horizontals”. The verticals represent the emergence of five key application scenarios, which are a result of the rapid penetration of information technology in the economy and society. This specifically refers to the digitization of infrastructure, social governance, production, ways of working and lifestyle. The horizontals refer to the three common demands that arise from the digital transformation of the economy and society, namely online operations, intelligentization and cloudification. “Five verticals and three horizontals” represents how the scope and application of innovation within information technology is expanding from specific areas to the whole network end-to-end. This is reaching both up- and- down stream of the industry value chain, extending from partial domains to all fields of the economy and society. This positive trend will result in a significant enhancement of the overall level of economic and social innovation while productivity will experience a forward leap in terms of growth. As a result, new momentum will be generated for the digital economy and we will enter a development phase for the information and telecommunications industry. According to estimates by relevant institutions, the growth of China’s digital economy will reach RMB60 trillion while the revenue of software and information service industry will reach RMB13.1 trillion by 2025, demonstrating vast market potential. 5G, as the key pillar supporting information flow within society, the accelerator for industrial transformation and upgrade, as well as the cornerstone for the development of the digital society, will contribute to the new landscape of “five verticals and three horizontals”. As we look to the period ahead of us, this promises a much broader space for growth and huge opportunities for the Company.

Looking forward with certainty on the inevitable prosperous future of digitalization, China Mobile will continue to strive for stable growth, and implement our strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”. Centering on the key strategy of high-quality development, we will focus on transforming and upgrading the business while devoting an ongoing effort to reform and innovate. Our emphasis will remain on implementing our “5G+” plans, forging convergence, integration and digitization across all of our operations and building capabilities, establishing collaborative relationships and infusing vitality into the organization. As we stimulate digital innovation in networks, products, technology and ecosystem in this 5G era, we are demonstrating our dedication to contributing our strength to economic and societal development, and continuously creating greater value for our shareholders.

Yang Jie

Chairman

Hong Kong, 13 August 2020

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2020.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six month ended 30 June 2020

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2020	2019
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		358,230	351,425
Revenue from sales of products and others		31,633	38,002

		389,863	389,427

Operating expenses
Network operation and support expenses	5	108,773	98,087
Depreciation and amortization		86,592	91,392
Employee benefit and related expenses		49,056	45,075
Selling expenses		31,350	34,330
Cost of products sold		31,442	39,618
Other operating expenses	6	23,532	21,170

		330,745	329,672

Profit from operations		59,118	59,755
Other gains		2,355	1,213
Interest and other income		6,886	7,350
Finance costs		(1,470)	(1,627)
Income from investments accounted for using the equity method		5,998	6,579

Profit before taxation		72,887	73,270
Taxation	7	(17,023)	(17,151)

PROFIT FOR THE PERIOD		55,864	56,119

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the six months ended 30 June 2020

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2020	2019
	Note	Million	Million

Other comprehensive income for the period, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets at fair value through other comprehensive income		148	(115)
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(37)	36

Items that may be subsequently reclassified to profit or loss
Currency translation differences		412	131
Share of other comprehensive (loss)/income of investments accounted for using the equity method		102	(237)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		56,489	55,934

Profit attributable to:
Equity shareholders of the Company		55,765	56,063
Non-controlling interests		99	56

PROFIT FOR THE PERIOD		55,864	56,119

Total comprehensive income attributable to:
Equity shareholders of the Company		56,390	55,878
Non-controlling interests		99	56

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		56,489	55,934

Earnings per share – Basic	9(a)	RMB2.72	RMB2.74

Earnings per share – Diluted	9(b)	RMB2.72	RMB2.74

Details of dividends to the equity shareholders of the Company are set out in note 8.

unaudited condensed CONSOLIDATED BALANCE SHEET

as at 30 June 2020

(Expressed in RMB)

		As at 30 June 2020	As at 31 December 2019
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		662,303	674,832
Construction in progress		107,829	67,978
Right-of-use assets		68,694	74,308
Land use rights		16,316	16,489
Goodwill		35,343	35,343
Other intangible assets		3,521	3,475
Investments accounted for using the equity method		155,565	155,228
Deferred tax assets		41,574	32,628
Financial assets at fair value through other comprehensive income		856	513
Restricted bank deposits		7,984	10,063
Other non-current assets		25,691	28,517

		1,125,676	1,099,374

Current assets
Inventories		8,359	7,338
Contract assets		4,253	5,003
Accounts receivable	10	47,888	32,694
Other receivables		33,417	34,133
Prepayments and other current assets		27,343	26,708
Amount due from ultimate holding company		1,196	1,350
Prepaid income tax		764	1,278
Financial assets at fair value through profit or loss		73,296	114,259
Restricted bank deposits		262	371
Bank deposits		140,859	130,799
Cash and cash equivalents		261,205	175,933

		598,842	529,866

Total assets		1,724,518	1,629,240

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

as at 30 June 2020

(Expressed in RMB)

		As at 30 June 2020	As at 31 December 2019
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	11	169,568	164,818
Bills payable		5,683	2,896
Deferred revenue		57,284	57,825
Accrued expenses and other payables		229,301	182,368
Amount due to ultimate holding company		39,674	21,677
Income tax payable		14,453	9,815
Lease liabilities		24,955	22,668

		540,918	462,067

Non-current liabilities
Lease liabilities – non-current		45,253	51,635
Deferred revenue – non-current		7,191	6,861
Deferred tax liabilities		1,146	1,388

		53,590	59,884

Total liabilities		594,508	521,951

Equity
Share capital		402,130	402,130
Reserves		724,265	701,643

Total equity attributable to equity shareholders of the Company		1,126,395	1,103,773
Non-controlling interests		3,615	3,516

Total equity		1,130,010	1,107,289

Total equity and liabilities		1,724,518	1,629,240

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which are consistent.

The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”). The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2019. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2019 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2020.

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in interim report to be sent to shareholders.

The financial information relating to the year ended 31 December 2019 that is included in this preliminary announcement of 2020 interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2019.

The following amended and revised standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2020 and are applicable for the Group:

Amendments to IAS/HKAS 1 “Presentation of Financial Statements” and IAS/HKAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – “Definition of Material” Amendments to IFRS/HKFRS 3 “Business Combinations” – “Definition of a Business” Amendments to IFRS/HKFRS 9 “Financial Instruments”, IAS/HKAS 39 “Financial Instruments: Recognition and Measurement” and IFRS/HKFRS 7 “Financial Instruments: Disclosures” – Interest rate benchmark reform

Revised Conceptual Framework for Financial Reporting

The adoption of the above amended and revised standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning on or after 1 January 2021 and have not been early adopted by the Group. Management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

3	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside of Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	Operating Revenue

	Six months ended 30 June
	2020	2019
	Million	Million

Revenue from telecommunications services
Voice services	41,188	48,536
Data services
– SMS & MMS	14,639	16,245
– Wireless data traffic	208,112	201,582
– Wireline broadband	36,368	32,884
– Applications and information services	47,698	41,069
Others	10,225	11,109

	358,230	351,425

Revenue from sales of products and others	31,633	38,002

	389,863	389,427

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

5	Network operation and support expenses

		Six months ended 30 June
		2020	2019
	Note	Million	Million

Maintenance, operation support and related expenses		58,832	51,509
Power and utilities expenses		23,692	20,935
Charges for use of tower assets	(i)	13,177	12,433
Charges for use of lines and network assets	(ii)	4,537	3,960
Others		8,535	9,250

		108,773	98,087

Note:

(i)

Charges for use of tower assets included the non-lease components charges (maintenance, utility connection and telecommunications equipment room and related support services) and the lease components charges of variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets mainly included the non-lease components charges and the lease components charges for lease contract that exempted from recognition of right-of-use assets and lease liabilities, such as short-term leases payments, leases payments of low-value assets and variable leases payments not based on an index or a rate, which are recorded in profit or loss as incurred.

6	Other operating expenses

	Six months ended 30 June
	2020	2019
	Million	Million

Interconnection	9,066	10,455
Expected Credit impairment losses	3,754	3,216
Write-down of inventories	106	300
Gain on disposal of property, plant and equipment	(1)	(3)
Write-off and impairment of property, plant and equipment	1,065	671
Others	9,542	6,531

	23,532	21,170

7	Taxation

		Six months ended 30 June
		2020	2019
	Note	Million	Million

Current tax
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(i)	25,973	25,939
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(ii)	250	184

		26,223	26,123
Deferred tax
Origination and reversal of temporary differences, net		(9,200)	(8,972)

		17,023	17,151

Note:

(i)

The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2020 (for the six months ended 30 June 2019: 25%), and certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2019: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2020 (for the six months ended 30 June 2019: 16.5%).

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

8	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2020	2019
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.530 (equivalent to approximately RMB1.398) (2019: HK$1.527 (equivalent to approximately RMB1.343)) per share	28,616	27,504

The 2020 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1 = RMB0.91344, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2020. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2020.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2020	2019
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.723 (equivalent to approximately RMB1.543) (2019: HK$1.391 (equivalent to approximately RMB1.219)) per share	32,169	25,059

9	Earnings Per Share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2020 is based on the profit attributable to equity shareholders of the Company of RMB55,765 million (for the six months ended 30 June 2019: RMB56,063 million) and the weighted average number of 20,475,482,897 shares in issue during the six months ended 30 June 2020 (for the six months ended 30 June 2019: 20,475,482,897 shares).

(b)	Diluted earnings per share

For the six months ended 30 June 2020, the Group has considered the impact from the share options issued by the Company and the Group’s investment in the convertible bonds issued by an associate when calculating diluted earnings per share. For the six months ended 30 June 2020, as the exercised price of the share options exceeded the average market price of ordinary shares during the period for which the share options were in issue, such share options didn’t have any dilutive effect on earnings per share. In addition, the impact from the associate’s convertible bonds was antidilutive; therefore diluted earnings per share equalled basic earnings per share.

10	Accounts Receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2020	As at 31 December 2019
	Million	Million

Within 30 days	15,452	14,353
31 – 60 days	6,252	3,789
61 – 90 days	4,180	3,035
90 days – 1 year	17,275	9,575
Over 1 year	4,729	1,942

	47,888	32,694

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

11	Accounts Payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 June 2020	As at 31 December 2019
	Million	Million

Payable in the periods below:

Within 1 month or on demand	142,940	139,856
After 1 month but within 3 months	7,108	6,270
After 3 months but within 6 months	5,280	4,839
After 6 months but within 9 months	3,670	4,569
After 9 months but within 12 months	10,570	9,284

	169,568	164,818

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2020, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2020, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following matters:

i.

the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years; and

ii.

on 11 October 2019, Mr. Li Yue resigned from his positions as an Executive Director and the Chief Executive Officer of the Company, following which the position of Chief Executive Officer had remained vacant. On 13 August 2020, Mr. Dong Xin was appointed as the Chief Executive Officer of the Company. Please refer to the Company’s announcement dated 13 August 2020 in relation to “Re-designation of Director” for details.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2020 to 30 June 2020.

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2020 of HK$1.53 per share (before withholding and payment of PRC enterprise income tax) (the “2020 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 31 August 2020 to Wednesday, 2 September 2020 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2020 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 28 August 2020. The 2020 Interim Dividend will be paid on or about Tuesday, 29 September 2020 to those shareholders on the register of members on Wednesday, 2 September 2020 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NONRESIDENT ENTERPRISES IN RESPECT OF 2020 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2020 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2020 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2020 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 28 August 2020.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2020 INTERIM RESULTS AND 2020 INTERIM REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www. chinamobileltd.com. The 2020 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 INTERIM DIVIDEND

Reference is made to the 2020 interim results announcement of China Mobile Limited (the “Company”) published on 13 August 2020. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2020 of HK$1.53 per share (before withholding and payment of PRC enterprise income tax) (the “2020 Interim Dividend”) to the shareholders of the Company.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

  Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed from Monday, 31 August 2020 to Wednesday, 2 September 2020 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2020 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 28 August 2020. The 2020 Interim Dividend will be paid on or about Tuesday, 29 September 2020 to those shareholders on the register of members on Wednesday, 2 September

2020 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise in Respect of the 2020 Interim Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2020 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the

Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the

2020 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of the Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2020 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 28 August

2020.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 13 August 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.